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                                                                                                                EXHIBIT 12-1



     Computation of Ratio of Earnings to Fixed Charges (Unaudited)
     -------------------------------------------------------------------------------------------------------------------
                                                                  First
                                                                 Quarter
                       (Dollars in millions)                      1999       1998      1997      1996      1995      1994
                        --------------------                    ---------  --------  --------  -------   --------  --------
     Profit before tax                                           $  21.9  $  112.7   $  97.9   $  64.0    $  29.4   $  38.8
     Income (loss) of 50% owned subsidiaries                         1.2       3.6       2.9       1.3       (0.8)      0.3
     Dividends received from less than 50% owned subsidiaries        0.0       2.3       1.2       2.7        2.6       1.6

     Interest expense                                               10.5      35.8      39.5      38.8       42.5      42.8
     25% of rent expense                                             1.3       4.6       4.0       3.9        3.9       3.2
                                                                  ------    ------    ------    ------     ------    ------
       Total fixed charges                                          12.3      43.1      46.9      49.4       48.8      48.1

       Total fixed charges and preferred dividends                  12.3      43.1      46.9      49.4       48.8      48.1
                                                                  ======    ======    ======    ======     ======    ======

     Earnings before income taxes and fixed charges                 35.3     161.4     148.7     117.4       79.5      88.8
                                                                  ======    ======    ======    ======     ======    ======


     Ratio of earnings to fixed charges                              2.9       3.7       3.2       2.4        1.6       1.8

     Ratio of earnings to fixed
      charges and preferred dividends                                2.9       3.7       3.3       2.4        1.6       1.8


     Note 1:      For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes, adjusted for the portion of fixed charges deducted from such earnings.  "Fixed charges" consist of interest on all indebtedness (including capital lease obligations, capital securities and capitalized interest), amortization of debt expense and the percentage of rental expense on operating leases deemed representative of the interest factor.
     Note 2:      Interest expense includes amortization of debt issuance costs.
     Note 3:      The interest factor of 25% is management's estimate of the portion of rental expense representative of interest.
     Note 4:      The ratios of earnings to fixed charges, before special charges, for the nine months ended 9/29/96 was
                  2.5  to 1.  The ratios of earnings to fixed charges, before the restructuring and special charges, for
                  1995 and 1994 were 1.9 to 1 and 2.4 to 1, respectively.
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